FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of  November, 2009

Commission File Number: 0-30324

Radware Ltd.

(Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: RADWARE LTD. ANNOUNCES RECORD RESULTS AND NOMINATION OF CHAIRMAN, dated November 3, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: November 3, 2009

By:  /S/ Meir Moshe

       Meir Moshe

       Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

1.1

Press Release: RADWARE LTD. ANNOUNCES RECORD RESULTS AND NOMINATION OF CHAIRMAN, dated November 3, 2009.

CONTACTS

Chief Financial Officer

Meir Moshe

+972-3766-8610

Corporate Relations

Christine D. Aruza

+1 201 785 3236

christine.aruza@radware.com

For Immediate Release

RADWARE LTD. ANNOUNCES RECORD RESULTS AND NOMINATION OF CHAIRMAN

* Record quarterly revenues of $29.2 million

* Non-GAAP profitability tripled sequentially from previous quarter to $0.12 EPS

TEL AVIV, ISRAEL; November 3, 2009 — Radware (NASDAQ: RDWR), the leading provider of integrated application delivery solutions for business-smart networking, today reported record quarterly revenues of $29.2 million for the third quarter of 2009. This represents an increase of 24% compared with revenues of $23.5 million for the third quarter of 2008 and an increase of 8% compared with revenues of $27.1 in the second quarter of 2009.

Net income on a GAAP basis for the third quarter of 2009 was $0.2 million or $0.01 per diluted share compared with a net loss of $8.5 million or $0.44 per diluted share in the third quarter of 2008.

Net income on a Non-GAAP basis for the third quarter of 2009 was $2.3 million or $0.12 per diluted share, compared with a net loss of $4.3 million or $0.22 per diluted share in the third quarter of 2008.

At the end of the third quarter of 2009, the company’s overall cash position including cash, short-term and long-term bank deposits and marketable securities amounted to $120.2 million an increase of $5.4 million over previous quarter.

“We are pleased to report yet another record quarter of results along with a significant increase in profitability,” advised Roy Zisapel, CEO Radware. “For several quarters now we have been able to sequentially increase market share. This is a direct result of our ability to competitively win key customer accounts, strike several new distribution and reseller partnerships and further capitalize on the Alteon acquisition while we continue to extend and innovate the capabilities of our solutions. In just a year we’ve cost-effectively and successfully driven the business to over 20% growth with strong profitability leverage.”

During the quarter ended September 30, 2009, Radware released the following significant announcements:

•

Radware Receives a 2009 INTERNET TELEPHONY Excellence Award

•

Radware Discusses Next-Generation Data Center Strategies at its Global Executive Exchange Forums

•

Radware Prevents Network Downtime for Carolinas HealthCare System, One of the Largest Healthcare Systems in the U.S.

•

Radware Upgrades DefensePro Security Solution to Protect Against High-Volume Cybercriminal Activity

•

Financial Express Selects Radware to Guarantee Performance and Security for Web Applications

•

Radware’s AppDirector Achieves Oracle Validated Integration with Oracle® E-Business Suite 12.0

•

Optivor Signs Reseller Partnership with Radware for Alteon Products

•

Radware’s AppDirector Ensures ‘Always Up’ Communications on the Microsoft Office Communications Server 2007 R2 Environment

•

Radware Provides Full Availability, Performance and Security to Oracle Customers

•

Radware to Present at DEFCON; The Risk of Software Updates - How to Protect Your Infrastructure When It is the Most Vulnerable?

•

Radware and RSA Form Technology Partnership to Offer Service for Increased Protection Against Trojan and Phishing Attacks

•

Key [Nortel] Alteon Reseller Packet Fusion Signs with Radware

•

Radware First to Offer Comprehensive Protection Against Recent Wave of Cyber Attacks Which Strike US and South Korean Government and Commercial Websites

In addition, Radware's Board of Directors has chosen Mr. Yehuda Zisapel to serve as non-employee Chairman of the Board. Mr. Zisapel has served as a member of the Board since the company’s inception and served as Chairman of the Board until August 2006. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, and BYNET Data Communications Ltd., a distributor of data communications products in Israel and serves as director of other companies in the RAD-Bynet Group, including SILICOM Ltd., and several private companies.

Company management will host a quarterly investor conference call at 8:45 AM EDT on November 3, 2009. The call will focus on financial results for the quarter ending September 30, 2009, and certain other matters related to the Company’s business.

The conference call will be webcast on November 3, 2009 at 8:45 AM EST in the “listen only” mode via the Internet at: http://www.radware.com/Company/InvestorRelations/default.aspx and will be available for replay during the next 30 days.

Please use the following dial-in numbers to participate in the third quarter 2009 call:
Participants in the US call: Toll Free 1 800 230 1059

International participants call: +1 612 234-9959

About Radware

Radware (NASDAQ:RDWR), the global leader in integrated application delivery solutions, assures the full availability, maximum performance, and complete security of business-critical applications for nearly 10,000 enterprises and carriers worldwide. With APSolute®, Radware’s comprehensive and award-winning suite of application delivery and network security products, companies in every industry can drive business productivity, improve profitability, and reduce IT operating and infrastructure costs by making their networks “business smart”. For more information, please visit www.radware.com.

###

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, in accordance with SFAS 123R, non-recurring retention expenses , amortization of intangible assets and acquisition-related expenses. Radware’s management believes the non-GAAP financial information provided in this release is useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release, to the most directly comparable GAAP financial measures, is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and, as such, has determined that it is important to provide this information to investors.

###

This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching and Network Security industry, changes in demand for Application Switching and Network Security products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.

Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	December 31, 2008	September 30, 2009
	(Audited)	(Unaudited)
Current assets
Cash and cash equivalents	28,065	26,130
Available-for-sale marketable securities and deposits	60,731	39,954
Trade receivables, net	13,348	15,734
Other receivables and prepaid expenses	2,046	2,259
Inventories	6,712	9,330
	110,902	93,407
Long-term investments
Available-for-sale marketable securities and deposits	45,112	54,068
Severance pay funds	1,995	2,416
	47,107	56,484

Property and equipment, net	11,693	11,911

Other assets
Goodwill and other intangible assets	15,762	41,692

Total assets	185,464	203,494

Current liabilities
Trade payables	4,646	5,726
Deferred revenues, other payables and accrued expenses	23,964	36,170
	28,610	41,896

Long-term liabilities	8,792	16,001

Shareholders’ equity
Share capital	465	464
Additional paid-in capital	185,985	189,972
Accumulated other comprehensive income (loss)	(873)	716
Treasury stock, at cost	(17,619)	(18,036)
Accumulated deficit	(19,896)	(27,519)
Total shareholders’ equity	148,062	145,597

Total liabilities and shareholders' equity	185,464	203,494

Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except share and per share data)

	For the Three months ended September 30,		For the Nine months ended September 30,

	2008	2009	2008	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	23,507	29,212	69,693	76,786
Cost of revenues	4,864	5,999	14,402	15,767
Gross profit	18,643	23,213	55,291	61,019
Operating expenses:
Research and development	7,057	6,705	21,616	19,329
Selling and marketing	15,790	14,327	49,977	40,823
General and administrative	4,743	2,506	9,738	9,378
Total operating expenses	27,590	23,538	81,331	69,530
Operating loss	(8,947)	(325)	(26,040)	(8,511)
Financial income, net	869	682	3,093	1,481
Income (loss) before income taxes	(8,078)	357	(22,947)	(7,030)
Income taxes	(410)	(206)	(943)	(593)
Net income (loss)	(8,488)	___151	(23,890)	(7,623)

Basic net income (loss) per share	$ (0.44)	$ 0.01	$ (1.22)	$ 0.01
Weighted average number of shares used to compute basic net income (loss) per share	19,340,656	18,860,021	19,613,556	18,878,697

Diluted net income (loss) per share	$ (0.44)	$ 0.01	$ (1.22)	$ (0.40)
Weighted average number of shares used to compute diluted net income (loss) per share	19,340,656	19,036,249	19,613,556	18,878,697

Reconciliation of Supplemental Financial Information
(U.S. Dollars in thousands, except share and per share data)

	For the Three months ended September 30,		For the Nine months ended September 30,

	2008	2009	2008	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

GAAP net income (loss)	(8,488)	151	(23,890)	(7,623)
Stock-based compensation expenses, included in:
Cost of revenues	24	13	77	55
Research and development	361	176	1,157	791
Selling and marketing	560	314	1,798	1,323
General and administrative	730	579	2,234	1,591
	1,675	1,082	5,266	3,760
Amortization of intangible assets included in:
Cost of revenues	189	427	564	948
Selling and marketing	39	630	117	1,299
Income taxes	40	-	122	-
	268	1,057	803	2,247

Non recurring retention expenses	2,231	-	2,231	-

Acquisition related expenses	-	-	-	2,485
Non-GAAP net income (loss)	(4,314)	2,290	(15,590)	869

Non-GAAP diluted net income (loss) per share	$ (0.22)	$ 0.12	$ (0.79)	$ 0.05
Weighted average number of shares used to compute Non-GAAP diluted net income (loss) per share	19,340,656	19,036,249	19,613,556	18,963,382